

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 3, 2008

Ms. Amy W. Leong
Controller
TC Pipelines, LP
13710 FNB Parkway
Omaha, Nebraska 68154

      Re: TC Pipelines, LP
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 28, 2008
              Form 10-Q for Fiscal Quarter Ended March 31, 2008
              Filed April 30, 2008
              File No. 0-26091

Dear Ms. Leong:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies and Estimates, page 35
Impairment of Long-Lived Assets and Goodwill, page 36

1. We note your disclosure that for purposes of testing long-lived assets for impairment, fair values are based on the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the assets. While we agree recoverability is determined by comparing the carrying value of long-lived assets to the sum of undiscounted cash flows, we do not agree that fair value is based on this measure. Please revise your disclosure or explain to us why your accounting policy is appropriate. Refer to paragraphs 7, 23 and A11-A14 of SFAS 144.

Partnership Cash Flows, page 42

2. Please explain to us how your presentation of partnership cash flows per common unit complies with the guidance in paragraph 33 of SFAS 95, which prohibits reporting cash flow per share. Refer also to Question 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov.

3. Please clarify whether you use partnership cash flows as a non-GAAP measure of liquidity or performance. To the extent it is used as a liquidity measure, present cash flows from operating, investing and financing activities and reconcile partnership cash flows in table format to cash flows from operating activities for each year presented. Otherwise, reconcile partnership cash flows to net income for each year presented. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov.

Consolidated Statement of Income, page F-5

4. Please clearly disclose the aggregate amount of net income allocated to the general partners and the limited partners on the face of the income statement. Refer to SAB Topic 4:F.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Consolidated Statement of Cash Flows, page 6

5. Please explain to us what the reduction in the return of capital from Great Lakes line item in investing activities represents.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　　　You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　William Thompson
　　　　　　　　　　　　　　　　　Branch Chief